# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: C3IS INC., CIK 0001951067
CUSIP: Y18284169
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0001328920
Persons authorized to receive notices and communications: Harry N. Vafias, c/o C3is Inc., 331 Kifissias Avenue Kifissia, Athens, Greece (J3), 14561, 011 30 210 625 0001

## Reporting persons
- Flawless Management Inc. (CIK 0001328920): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0.01% of the class)
- Arethusa Properties LTD (CIK 0002004014): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 72,331; sole dispositive power 0; shared dispositive power 72,331; aggregate amount beneficially owned 72,331 (2.7% of the class)
- Harry N. Vafias: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 28,242; shared voting power 72,335; sole dispositive power 28,242; shared dispositive power 72,335; aggregate amount beneficially owned 100,577 (3.7% of the class)
  Comment: * Includes 5,000 shares issuable upon exercise of vested stock options, and excludes 5,000 shares issuable upon exercise of unvested stock options, which vest on September 16, 2026, subject to satisfaction of time-based vesting criteria.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: C3IS INC.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Comment:
AMENDMENT NO. 4 TO
STATEMENT ON SCHEDULE 13D

This Amendment No. 4 (this "Amendment No. 4") to Schedule 13D (originally filed on May 20, 2024, as amended by Amendment No. 1 on June 24, 2024, Amendment No. 2 on September 18, 2024, and Amendment No. 3 on October 1, 2025) relates to the common stock, par value $0.01 per share ("Common Stock"), of C3is Inc., a Marshall Islands corporation (the "Issuer"), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation ("Flawless"), Arethusa Properties LTD, a British Virgin Islands company ("Arethusa"), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the "Reporting Persons").

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

All share amounts reflect the (1) 1-for-100 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 11, 2024, (2) 1-for-2.5 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; and (3) 1-for-6 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended by adding the following paragraphs to the end of Item 3:

This Amendment No. 4 is being filed by the Reporting Persons to update the percentage of shares of Common Stock of the Company beneficially owned by the Reporting Persons to reflect dilution in percentage ownership based on the revised total number of outstanding shares of Common Stock reflecting the issuance of shares in connection with the Issuer's prospectus supplement filed with the Securities and Exchange Commission on October 9, 2025 and upon exercise of outstanding warrants of the Issuer. As a result of these transactions, the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments.

Mr. Vafias serves as the Non-Executive Chairman of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer's business will be dependent upon the Reporting Persons' review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

See Items 11 and 13 on the cover pages to this Statement for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 to this Schedule, no transactions in the Company's Common Stock by the Reporting Persons were effected in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's common stock on October 9, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 1: Joint Filing Agreement, dated October 10, 2025, among Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

## Signatures
- Flawless Management Inc.: /s/ Harry N. Vafias, Harry N. Vafias, President (10/10/2025)
- Arethusa Properties LTD: /s/ Harry N. Vafias, Harry N. Vafias, President (10/10/2025)
- Harry N. Vafias: /s/ Harry N. Vafias, Harry N. Vafias (10/10/2025)